KIEWIT INVESTMENT FUND LLLP
P.O. Box 182913
Columbus, OH 43218-2913
(800) 443-4306

January 4, 2008

Dear Limited Partner:

Kiewit Investment Fund LLLP (“the Fund”) is making its semi-annual offer to repurchase limited partnership units (“Units”) on March 31, 2008.  This offer is being made to supply a limited degree of liquidity to limited partners, since the Fund’s Units are not listed or traded on any security exchange, and there is no secondary market for the Fund Units.  At a meeting of the Board of Directors of the Fund held on November 2, 2007, the Board authorized the repurchase of up to 591 Units of the Fund (approximately 5% of the outstanding Units), for cash, at a price equal to the net asset value (“NAV”) per Unit determined as of March 31, 2008.

The enclosed offer to purchase, dated January 4, 2008, sets forth the terms and conditions of the tender offer.  Please read the offer to purchase carefully before you decide to participate in the tender offer.

If you decide to participate in the tender offer, please complete both of the following steps:

1.

Tender Intention Form (green):  Carefully complete this form to notify the Fund that you intend to tender your Units.  We urge you to mail this Form so it is received by the Fund by January 31, 2008; the Form should also be faxed to (614) 428-3473.  Completing this form does not tender your Units, it only notifies the Fund of your intention to tender.  You must complete Step 2 to tender your Units.

Note:  Legally, you may tender Units even if you do not submit a Tender Intention Form by January 31st.  However, if the total Units tendered between January 31, 2008 and March 31, 2008 for which a Tender Intention Form was not received by the Fund by January 31st, is more than 50% of the total Units tendered in the tender offer (January 2, 2008 to March 31, 2008), the entire tender offer will be cancelled and no Units will be repurchased from any Unitholder. Therefore, we urge you to submit your Tender Intention Form by January 31st.

2.

Letter of Transmittal (blue):  This form must be completed to actually tender your Units.  Carefully complete the form and return it to the Fund so that it is received by 3:00 p.m. (Central Time) on March 31, 2008, the expiration date of the tender offer.  The Fund cannot accept tenders of Units received after that time. You can withdraw your tender at any time as long as the withdrawal notice is received by 3:00 p.m. (Central Time) on March 31, 2008.  If we extend the tender offer, you will have until the expiration of the extended tender offer to tender your Units and/or withdraw your tender of Units.

We expect to distribute payment for validly tendered Units by check as soon as practicable after the expiration of the tender offer.

If you have any questions regarding the enclosed materials, please contact the Fund at 1-800-443-4306 between 7:00 a.m. and 5:00 p.m. (Central Time), Monday through Friday, or by e-mail at kifinfo@bisys.com.

Sincerely,

Robert L. Giles Jr.

Chief Executive Officer and

Chief Compliance Officer